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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                  (Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: ............................................
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: .............................



             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         Part I - Registrant Information
    ------------------------------------------------------------------------

                                 GTI CORPORATION
                       -----------------------------------
                             Full Name of Registrant

                            Former Name if Applicable

                            9715 Business Park Avenue
      ---------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           San Diego, California 92131
                     --------------------------------------
                            City, State and Zip Code



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    ------------------------------------------------------------------------
                       Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


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                              Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

In the quarter ended March 28, 1998, the Registrant committed to a plan to close one of its factories in Asia. In April and May 1998, the Registrant completed the closure of said factory. The Registrant has not yet calculated the total financial impact of this factory closure by the filing due date of the Quarterly Report on Form 10-Q.




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    ------------------------------------------------------------------------
                          Part IV -- Other Information
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(1) Name and telephone number of person to contact in regard to this notification

           Bruce C. Myers, CFO                   Tel. (619) 537-2506
           -------------------                   -------------------------------
           (Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarters ended March 28, 1998 and March 29, 1997, the Registrant recorded revenues of $14.0 million and $22.4 million, respectively. Excluding 1) the as-yet-to-be-determined costs associated with the closure of a plant in Asia and 2) the cumulative effect of change in accounting principle, in the quarters ended March 28, 1998 and March 29, 1997, the Registrant recorded a net loss of $3.3 million and net income of $.2 million, respectively.

GTI CORPORATION
--------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 12, 1998                   /s/  Bruce C. Myers, CFO
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      Date                                  By